FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Report on Form 6-K dated March 18, 2009

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F.☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release		Magyar Telekom

IR contacts:	Position:	Telephone:	E-mail address:
Szabolcs Czenthe	Director, Capital markets and acquisitions	+36-1-458-0437	czenthe.szabolcs@telekom.hu
Krisztina Förhécz	Head of Investor Relations	+36-1-457-6029	forhecz.krisztina@telekom.hu
Linda László	IR manager	+36-1-457-6084	laszlo.linda@telekom.hu
Márton Peresztegi	IR manager	+36-1-458-7382	peresztegi.marton@telekom.hu

Magyar Telekom provides additional update on the investigation

Budapest – March 18, 2009 – Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider, provides additional update relating to the internal investigation.

In addition to the disclosures made in Magyar Telekom’s Financial Statements for the year ended December 31, 2008, as published on March 17, 2009, and in its prior public releases and filings, Magyar Telekom (the “Company”) provides the following additional information relating to the ongoing internal investigation:

By letter dated February 27, 2009 addressed to counsel to the Audit Committee, the United States Department of Justice (“DOJ”) requested that the Audit Committee pursue all reasonable avenues of investigation prior to completing and issuing a final report of the internal investigation, including investigation into matters recently identified to counsel for the Audit Committee by the DOJ. The DOJ recognized that a delay in the completion of the report may result from investigation into these matters. The DOJ also requested that the Audit Committee refrain from disseminating any such final report until further notice from the DOJ because of the DOJ’s concern that such dissemination could interfere with the DOJ’s investigation. The Company, its Board of Directors, and its Audit Committee continue to support the internal investigation and the continuing cooperation with and assistance to the governmental investigations, through the internal investigation and otherwise, as being in the best interests of the Company and its shareholders. In its February 27 letter, the DOJ stated that the internal investigation has been of assistance to the DOJ and that such assistance will be taken into account in determining the appropriate disposition of this matter by the DOJ, if any.

As previously stated by the Company, the Company cannot predict when the internal investigation or the ongoing governmental investigations will be concluded, what the final outcome of those investigations may be, or the impact, if any, they may have on our financial statements or results of operations. Government authorities could seek criminal or civil sanctions, including monetary penalties, against us or our affiliates, as well as additional changes to our business practices and compliance programs.

For further information about the internal and governmental investigations, please refer to Magyar Telekom’s Financial Statements for the year ended December 31, 2008, as published on March 17, 2009, Magyar Telekom’s quarterly reports for the first, second and third quarters of 2008, and Magyar Telekom’s Form 20-F for the year ended December 31, 2007 filed with the U.S. Securities and Exchange Commission.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2007 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitons

Date: March 18, 2009